SUB-ITEM 77C:  Submission of matters to a vote of security holders.

The Annual Meeting of Stockholders (the “Meeting”) of the Registrant was held on May 20, 2003.

The first order of business was the election of directors.  There was no solicitation in opposition to management’s nominees and all nominees were elected.

The second order of business was approval or disapproval of an amendment to the Registrant's Articles of Incorporation to permit the Registrant to issue additional classes of stock, including preferred stock.  The results of the voting was as follows:  11,660,910 shares were voted for the proposal, 3,585,886 shares were voted against the proposal and 505,290 shares abstained from voting on the proposal.  The proposal did not receive the requisite votes for its approval.

The third order of business was the approval or disapproval of the elimination of the Registrant’s fundamental policy restricting its ability to purchase securities on margin.  The results of the voting was as follows:  10,764,964 shares were voted for the proposal, 4,372,860 shares were voted against the proposal and 614,262 shares abstained from voting on the proposal.  The proposal received the requisite votes for its approval.

The fourth and last order of business was approval or disapproval of an amendment to the Registrant’s Investment Advisory Agreement between the Registrant and Denver Investment Advisors LLC to increase the advisory fee payable to Denver Investment Advisors LLC by authorizing it to be compensated on the assets of the Registrant related to debt.  The results of the voting was as follows:  9,993,905 shares were voted for the proposal, 4,831,328 shares were voted against the proposal and 926,853 shares abstained from voting on the proposal.  The proposal did not receive the requisite votes for its approval.